UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

_______________________

For the month of July 2011

Commission File Number: 001-33722

Longtop Financial Technologies Limited (Exact Name of Registrant as Specified in its Charter)
Level 19 Two International Finance Centre 8 Finance Street, Central, Hong Kong (86 592) 2396 888 _______________________ (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) :  □

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) :  □

Item 3.01	Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing.

On July 26, 2011, Longtop Financial Technologies Limited (the “Company”) received a letter dated July19, 2011 (the “NYSE Letter”) from the Staff  of  NYSE Regulation, Inc. (“NYSE Staff”), informing the Company NYSE Staff’s determination that the Company no longer meets the standards for continued listing on the NYSE and that it is necessary and appropriate for the protection of investors to initiate immediate delisting proceedings.

After reviewing available information about the Company, NYSE Regulation staff has determined that the Company’s securities are no longer suitable for listing under the NYSE Listed Company Manual.

1.

Paragraph 303A.06 and 802.01D of the Listed Company Manual require a listed company to maintain an audit committee in conformity with Rule 10A-3 under the Securities Exchange Act of 1934 and NYSE standards, which require each member of a listed company’s audit committee to be independent. On July 5, 2011, the Company announced the resignation of its three independent audit committee and board members effective July 1, 2011. The Company has not announced the appointment of any other additional board members. Thus it does not currently have any independent audit committee members or a functioning audit committee at all. Moreover, Jones Day has informed NYSE Regulation that the internal investigation is essentially dormant because there is no functioning audit committee to direct Jones Day’s activities and that it was dissatisfied with the cooperation that it had received from the Company in connection with its work on the internal investigation (in particular, Jones Day indicated that there appeared to be documents and computer systems to which they has been given limited access without sufficient explanation). In addition, paragraph 303A.12(c) of the Listed Company Manual requires a listed company to submit an Interim Written Affirmation form specified by the Exchange. The Interim Written Affirmation Form applicable to foreign private issuers specifies that a foreign private issuer listed company must submit an Interim Written Affirmation within five business days of a member being removed from the audit committee resulting in the company no longer having a Rule 10A-3 compliant audit committee. As the Company has not yet submitted an Interim Written Affirmation in relation to the resignations of all of the members of its audit committee effective July 1, 2011, the Company is currently noncompliant with paragraph 303A.12(c).

2.

Pursuant to paragraph 802.01D of the Listed Company Manual, a listed company is subject to delisting when the company or its management engages “in operation which, in the opinion of the Exchange, are contrary to the public interest,” when the company fails to “observe good accounting practices in reporting of earnings and financial position,” or when the company engages in “[o]ther conduct not in keeping with sound public policy.” The Company has triggered application of these provisions based on the following:

(a)

On May 23, 2011, the Company announced that its CFO had resigned on May 19, 2011 and that Deloitte had resigned on May 22, 2011. In discussions with NYSE Regulation staff prior to his resignation, the Company’s former CFO informed NYSE Regulation staff that he had substantial concerns about the integrity of the Company’s banking records and certain of the Company’s accounting personnel.

(b)

In its May 23, 2011 resignation letter, Deloitte stated that its resignation was the result of, among other things (1) the recently identified falsity of the Company’s financial records in relation to cash at bank and loan balances (and seemingly in sales revenue); (2) the deliberate interference by the Company’s management in Deloitte’s audit process; and (3) the unlawful detention of Deloitte’s audit files. Deloitte further stated that it was no longer able to place reliance on management’s representations in relation to prior period financial reports, that continued reliance should no longer be placed on Deloitte’s audit reports on the previous financial statements, and Deloitte declined to be associated with any of the Company’s financial communications in 2010 and 2011. Deloitte also noted that circumstances prompting its resignation could constitute illegal acts for purposes of Section 10A of the Exchange Act.

More specifically, Deloitte noted serious defects relating to bank confirmations, including statements by bank staff that their bank had no record of certain transactions, confirmation replies previously received were said to be false, significant differences in deposit balances reported by the bank staff compared with the amounts identified in previously received confirmations (and in the books and records of the Company), and significant bank borrowings reported by bank staff not identified in previously received confirmations (and not recorded in the books and records of the Company). Deloitte further explained that immediately after it began a formal second round of bank confirmation to address its findings, the Company’s officials (including the chief operating officer) began to interfere with its work and the confirmation process was stopped by, inter alia, calls to banks by the Company asserting that Deloitte was not their auditor, seizure by the Company’s staff of second round bank confirmation documentation on bank premises, threats to stop Deloitte’s staff from leaving the Company’s premises unless they allowed the Company to retain Deloitte’s audit files then on the premises, and the seizure by the Company of certain of Deloitte’s working papers. Deloitte went on to note that chairman of the Company had called Deloitte’s Eastern Region Managing Partner and informed him in the course of their conversation that there had been fake revenue in the past and thus fake cash recorded on the books, and that “senior management” had been involved.

3.

Finally, the Company’s original listing application was authorized based on Deloitte’s audit opinion dated June 19, 2007 for the three years period ended December 31, 2006. Deloitte’s resignation letter, and in particular its direction that the Company give notice that continuing reliance should no longer be placed on Deloitte’s audit reports on the Company’s previous financial statements, calls onto question whether the Company in fact met NYSE’s original listing standards at that time.

Pursuant to the NYSE Letter, the Company has a right to a review of the determination by a Committee of the Board of Director of NYSE Regulation, provided that a written request for such a review is filed with the Corporate Secretary of the Exchange, within ten business days after the Company receives the notice. The Company intends to make a hearing request and attempt to resolve the listing deficiency.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED: July 28, 2011                          LONGTOP FINANCIAL TECHNOLOGIES LIMITED

By:  /s/ Wai Chau Lin

Name: Wai Chau Lin

Title: Chief Executive Officer